UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2003

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                             to

Commission file number 1-13848

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:
Oakley, Inc. 401(k) Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Oakley, Inc.,

One Icon, Foothill Ranch,

California  92610

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Item 4.  401(k) Plan Financial Statements

To be filed by Amendment.  See Form 12b-25 accompanying this filing.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Oakley, Inc. 401(k) Plan
(Name of Plan)

Date	June 25, 2004	/s/ Barbara Barry
Barbara Barry, Benefits Administrator